FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on November 15, 2011 after the announcement of Registrant's results for the quarter ending September 30, 2011.

This report on Form 6-K is being incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-160683) and the Registration Statements on Form S-8 (Registration Nos. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 17, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat Third Quarter 2011 Conference Call Script

Operator:
Ladies and gentlemen, thank you for standing by. Welcome to Gilat's Third Quarter 2011 results conference call. All participants are presently in a listen-only mode. Following the management's formal presentation, instructions will be given for the question-and-answer session. As a reminder, this conference is being recorded. I would now like to turn the call over to Rob Fink from KCSA to read the Safe Harbor statement. Rob, please go ahead.

Rob Fink, KCSA - IR:
Thank you operator. Good morning and good afternoon. Thank you for joining us today for Gilat's Third Quarter 2011 results conference call.

A recording of the call will be available beginning at approximately noon Eastern Time today, November 15, until November 17 at noon. Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings release, which state that statements made on this earnings call which are not historical facts, may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties, and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results. Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events, or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Amiram Levinberg, Gilat's Chairman of the Board and Chief Executive Officer, Erez Antebi, Gilat’s new CEO-elect, and Ari Krashin, Chief Financial Officer. Amiram, please go ahead.

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:
Thank you, Rob. Good day, everyone, thank you for joining us.

During today’s call we will review key business highlights, discuss in more detail our financial results, and provide an update on recent corporate developments.  Before addressing these topics, I would first like to highlight an announcement that was made yesterday regarding the signing of a strategic alliance for Ka-band deployment with Rostelecom’s RTComm and with the Russian institute for technology NIIR. The agreements are part of a government initiative to expand broadband connectivity throughout the Russian Federation. We are very excited about this project and I will go into further details later in my comments.

The third quarter was highlighted by strong financial performance in our core business. Quarterly revenues increased to $83.9 million, compared to $58.0 million in the third quarter of 2010.

Gross margins in the third quarter were 35% compared to 34% in the same period last year, and EBITDA was $8.1 million compared to $4.4 million in the third quarter of 2010.

On a non-GAAP basis, our operating income for the quarter was $4.3 million, up from a non-GAAP operating income of $1.0 million in the comparable quarter of 2010.

Ari will provide you with further details on our quarterly results later in the call.

Our North American business was strong in the third quarter, led by Spacenet’s commercial activity. We received new Managed Network Services contracts from  Goodyear, Boston Market and Cumberland Farms. These new managed networks are based on our award-winning Prsym Pro and other services provided by our newly acquired broadband provider CICAT. Spacenet also received a multi-year contract extension from Dollar General, its largest customer, as well as its customers in the gaming sector. Spacenet’s Civilian Government and Industrial division received a significant new SkyEdge II system order from a prime federal government contractor, as well as new orders from Centerpoint Energy.  The third quarter also saw Spacenet finalize its rollout of SkyEdge networks for the Texas and Illinois lotteries.

Spacenet Integrated Government Solutions (SIGS) received US Government eligibility to offer its products and services to government organizations and government contractors. These include sale of subscription services as well as sale of satellite transponders and bandwidth. The latest award is a Federal Supply Schedule under the Future Commercial Satellite Communications Services Acquisition (FCSA) program. This contract follows recent awards for a Blanket Purchase Agreement by the Naval Air Warfare Center Aircraft Division, and a Basic Ordering Agreement by the NATO Consultation, Command, and Control Agency.

While these are all IDIQ, that is, Indefinite Delivery Indefinite Quantity, eligibility awards, they do further qualify us and we are hopeful that they will translate to contracts in the future.

Moving to our International VSAT business, this quarter we announced a major milestone – winning a contract with SES Astra2Connect for the supply of Ka- band VSATs and hubs to their consumer network in Europe. The use of our Ka-band platform will allow SES to deliver significantly faster Internet and VoIP services to private households and small businesses across Europe. This was our first significant award in the Ka-band arena and we see strategic importance in our relationship with SES.

As a reminder, ASTRA2Connect currently serves over 80,000 end-users, and is the largest satellite-based broadband network in Europe; SES is the second largest satellite operator in the world.

We are proceeding with the implementation for Optus for NBN Co’s First Release Satellite Services (FRSS). As you may recall, the National Broadband Network-NBN is an Australian Government initiative to deliver a nationwide broadband network to all Australians, with a planned investment of up to 43 billion Australian dollars over eight years. NBN initiated the FRSS as an interim solution to provide high-speed broadband connectivity to remote Australian residences, small businesses and indigenous communities. We were chosen to provide VSATs, hubs, installation, hub operations and services as part of this solution. We have already deployed our equipment in the three gateways, and though the service is not yet officially launched, pilot customers are already connected and their systems operational.  Feedback we received so far is positive.

This quarter we also saw the demand for government, enterprise and USO applications continuing, including several cellular backhaul deals, both for our SkyAbis solution and SCPC modems. We announced a couple of deals in Russia, with Synterra in the Far East and to Yakutia’s Ministry of Finance.

An interesting award we announced, though we could not disclose the name of the customer, was for a network that provides video surveillance as well as command and control applications in order to secure various national assets in remote and difficult to reach locations. Sensors backhauled by the VSATs include fixed, quick deploy and mobile sources, such as Unmanned Aerial Vehicles (UAVs). The network will operate in a multi-star configuration, based on a hub in a central location and NetEdge Gateways in various geographically distributed sites.

As I discussed on our previous call, we were also selected to deliver a satellite-on-the-move communications solution as part of a security initiative aimed at combating internal and border threats. The project is valued at over $10 million, and Raysat Antenna Systems will provide equipment and services, including over 100 StealthRay Satellite-on-the-Move antennas. We have begun delivery of the equipment, and the implementation is proceeding well.

Finally, yesterday we announced a strategic alliance with Rostelecom’s RTComm and the Russian government’s institute NIIR for Ka-band VSAT network in Russia. The Russian government has decided to make a significant investment in a constellation of three Ka-band multi-spot beam satellites. The constellation is designed to support two million subscribers and will provide Internet access throughout the Russian Federation.  Most of these subscribers are expected to be residential customers, but the network will also serve SMEs, enterprise and government users.

The arrangement with NIIR and RTComm calls for the supply of Gateways and terminals to RTComm, and the sharing of manufacturing know-how which will also enable local customization.

Implementation of the agreement will begin this year.

For those less familiar with Rostelecom, according to published reports, the company has the largest backbone network and the most last mile connections in the country, and is the leading long distance carrier in Russia. It announced consolidated revenues of 275 billion rubles in 2010, which is about $9 billion. RTComm is the satellite arm of the group and operates one of the largest VSAT networks in Russia.

This award is another important achievement for us in the Ka-band arena. It is our second major VSAT award for Ka-band, and the win strengthens our position as one of the leading Ka-band players in the industry today.  Given the size of Russia and the capacity of the Ka-band satellites, this project carries a potential even bigger than the two other recent consumer awards we announced, namely Optus-NBN and SES Astra2Connect.

We see Ka-band multi-spot-beam satellites as more than a new frequency. Ka-band satellites offer large amounts of capacity at lower prices than current technology satellites.  We therefore see this next generation satellite technology as driving significant future growth in the VSAT industry.

That concludes our business overview.

Now, before I turn the call over to Ari Krashin, our CFO, a few words on the corporate changes we recently announced, specifically the nomination of Erez Antebi as Chief Executive Officer of the Company, effective January 1, 2012. As indicated, I intend to continue to serve as Chairman of the Board of Gilat, and work closely with Erez and the executive team.

Erez currently holds the position of Executive Advisor for Ka-band solutions and he was instrumental in our being awarded Astra2Connect in Europe, Optus-NBN in Australia and now for this latest Ka-band initiative in Russia.  Previously, Erez held for five years the position of Chief Executive Officer of our equipment business unit, Gilat Network Systems or GNS, including two years in which he also headed Spacenet Rural Communications.

I have been working with Erez for many years since he joined Gilat in 1991. I know him well. He has more than proven his leadership and operational skills and I am confident he will lead the company towards continuous growth and strong accomplishments.

Erez, would you like to say a few words to our listeners on the call?

Erez Antebi, Gilat Satellite Networks Ltd:

Thank you Amiram.

Having been part of the Company for over 17 years, I am honored now to be appointed to head Gilat, and I want to thank Amiram and the Board for their confidence. Looking at the satellite market, I see Ka-band technology and expansion of satellite communications to defense applications as two major market trends that open exciting new prospects. Gilat is focusing on these two segments and they are part of our growth strategy. With a strong management team and a clear and defined growth strategy, I look forward to leading the company to further success and profitability.

Thank you for your time today.

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:

Thank you Erez. Congratulations once again. And now Ari who will review the financials. Ari, please.

Ari Krashin, Gilat Satellite Networks Ltd – CFO:

Thanks, Amiram. I would like to remind everyone that our financial results are presented both on GAAP and non-GAAP basis. The GAAP financial results include the impact of FAS 123(R), the inclusion of stock-based compensation expenses in the P&L; expenses related to our M&A activities during 2010 and 2011; amortization of tangible and intangible assets resulting from the purchase price allocation; and other one-time income.

The reconciliation table in our press release highlights these data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2011, our revenues for the third quarter of 2011 grew by 45% to $83.9 million from $58.0 million in the comparable quarter of 2010, with approximately $16 million attributable to Wavestream.  Excluding the revenues from Wavestream, our revenues increased by 17% year-over- year from $58 million in the third quarter of 2010 to $67.9 million. The increase in our revenues is mainly attributed to our strong performance in the international market and the increase in Raysat Antennas Systems’ revenues.

Our gross margin this quarter was approximately 35% compared to approximately 34% in the third quarter of 2010. On a non-GAAP basis, our gross margin reached 37% compared to 35% last year. As we mention from time to time, our gross margin is affected quarter-to-quarter by the regions in which we operate and the type of deals we consummate. The improvement in our gross margin is mainly attributed to the higher portion of equipment sales, which typically carry higher margins and these margins are in line with our expectations.

Gross R&D expenses were $8.4 million this quarter compared to $5.4 million in the same quarter of 2010. The increase in R&D expenses is primarily attributable to costs associated with the consolidation of Wavestream. The increase in the R&D expenses is in line with our strategy and efforts of developing new products for new markets, especially for the defense market. As we continue to position ourselves as one of the leading ground segment equipment providers in the Ka-band market, we are shifting some of our R&D efforts towards our Ka-band products with intention of not increasing our current level of expenses.

Selling, marketing, general and administrative expenses for the quarter were $20.2 million compared to $15.4 million for the same quarter last year. The increase is primarily due to the consolidation of Wavestream, as well as a higher level of variable expenses related to the growth in revenues.

Operating income for the third quarter of 2011 was $1.9 million compared to an operating loss of $0.7 million in the third quarter of 2010. On a non-GAAP basis, operating income reached approximately $4.3 million in the third quarter of 2011 compared to an operating loss of $1.0 million in the comparable quarter of 2010.

Our GAAP net income for the quarter includes approximately $4.4 million of other income representing additional portion of the settlement from last year received this quarter and the last portion of gain from the sale of Axolotl.

Net income for the quarter on a non-GAAP basis, was $2.3 million, or $0.05 per diluted share, compared to $0.6 million, or $0.01 per diluted share, in the same quarter of 2010.

Our total cash balances, including restricted cash, net of short-term bank credits, amounted to $50.6 million at the end of the second quarter. Our trade receivables at the end of the period were $55.3 million, representing DSO of 59 days.  And our shareholders' equity at the end of the quarter totaled $270.9 million.

Now I would like to turn the call back to Amiram. Amiram?

Amiram Levinberg, Gilat Satellite Networks Ltd - Chairman of the Board and CEO:

Thank you, Ari.

To summarize our call, in the third quarter, we saw a year-over-year improvement across all financial parameters as we increased our revenues, gross margin, EBITDA and operating income.  The quarter was highlighted by our strong financial performance as well as our first major Ka-band award from Astra2Connect, new orders for Spacenet and significant new customer wins.

We made progress in our strategy with another major award for our Ka-band VSAT technology in Russia. We now have three major customers in the consumer segment – Optus/NBN, SES Astra2Connect, and this recent strategic alliance in Russia. We have also significantly expanded our sales of Satellite-on-the-Move antennas to the defense market.

We set at the beginning of this year management objectives to increase our revenues from $233 million in 2010 to $330 million in 2011, and our EBITDA margin from approximately 6% to 10%. We feel we are on track and believe we will be able to meet these objectives.

Before I conclude the call, I would just like to say this will be the last Gilat investor conference call that I will be heading. I hand over the reins, confident that Erez Antebi will succeed and grow the company to new heights.

With that note, we would now like to open the floor for questions. Operator, please?

Operator: Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please stand by while we poll for your questions. The first question is James Breen of William Blair, please go ahead.

James Breen: Thank you very much. Just a couple of questions. One, with respect to some of the new business that you are adding - do you think that, number one, that it will change the margin profile at all of the company? And then also, will we start to see more revenue coming from government entities in the future? Secondly, just on the overall competitive environment - how does it look out there right now and have you seen any uptake in competition? Thanks.

Amiram Levinberg: Well, I don’t think that we start working with governmental entities. I think that we have done lots of business with governmental entities in the past as well, and that we have actually participated in major rollouts, usually in governmental initiatives that brought telephony and internet access into rural sites of countries.

The difference with this specific one is that both projects in Russia and in Australia are bringing broadband rather than telephony, so that the emphasis is on broadband and specifically with the contract in Russia the government has decided to dedicate a very significant budget for launching satellites in Ka-band. They are talking at this point of time on three satellites two of which will be very heavy Multi Spot Beam Satellites, so it is a very important and big initiative towards bringing satellite capacity and accessibility via satellite to many cities. The goal the government has published is that they will be able to do that to two million citizens. So we have been working with governments in the past, and this is just kind of a unique agreement just because it is a major initiative. You know, indirectly now that we are in defense we also work with government but through selling to integrators predominantly.

James Breen: I think you mentioned that the new contract seems to be more broadband than voice - are there noticeable differences as terms of the financials associated with those products? Are they more profitable then voice products are?

Amiram Levinberg: Even voice products now are IP based, which means voice over IP. Generally speaking, I think that the profitability in these kinds of projects is not much different, other than the fact that in different points of times it’s always dependent on the mix of products and we always say that the hub components will for example carry a bit higher margins then the VSATs, and issues like that.

James Breen: Ok, and secondly, I guess third, on competition, are there other guys bidding for some of these services that you are providing or is it really your opportunity to go out there and provide the service without a lot of competition in your way?

Amiram Levinberg: Well in this case, it’s technology. It’s a competition not on services as such but on selling our technology, and definitely there is strong competition.  Ka technology exists within our major competitors predominantly Hughes and ViaSat, and in this case even a smaller competitor participated in the competition. So yes, it is always a tough competition.

James Breen: So I guess lastly, as there is more competition in the Ka side, do you think there is room for consolidation within this industry further?

Amiram Levinberg: Okay, it’s a question that is always being asked James. As you know, there are only four fairly big technology providers namely Hughes, ViaSat, iDirect and us. There is always a potential for consolidation in this market, but as far as I know there is nothing specific at this point.

James Breen: Terrific, thank you very much.

Operator: The next question is from Gunther Karger of Calvary Group, please go ahead.

Gunther Karger: Yes, good morning I just want to congratulate you on exemplary performance in this difficult world market, best of luck to you all.

Amiram Levinberg: Thank you. Thank you very much.

Operator: If there are any additional questions please press *1. If you wish to cancel your request please press *2. Please stand by while we poll for more questions. The next question is from Liron Rochman of Oscar Gruss, please go ahead.

Liron Rochman: Hey guys, congratulations for the quarter, can you give us some updates regarding the Wavestream business? Do you see any improvements in the military market, in the DoD spending? And also, regarding the commercial business of Wavestream.

Amiram Levinberg: Thank you Liron. I would say the following - this quarter Wavestream contributed to our revenue $16 million. Generally speaking, I would say the following, as you know there is some pressure on DoD budgets in the US, but when you dive into the details, the Wavestream potential revenues, and revenues, are more affected by I would say the micro-topographic of the situation, and major programs that Wavestream participated in is Win-T. Win-T is phasing into increment II.  In Increment II, the situation is that it is more initial purchases at this point in time, which is called LRIP if you are familiar with this acronym, so it will take definitely some time until it will pick up. At the same time, Wavestream just announced a few days ago that they introduced a new line of products that goes into aeronautics vehicles. I see very high potential there, because there are many initiatives now, both on defense and on commercial, to take satellite communications over airplanes and over UAV's. Over airplanes predominantly for the application of internet access, and over UAV's naturally for transmitting video. And Wavestream just announced two products in this line. We have a first customer which I cannot disclose at this point to these products, and we’ve see some revenues by now and lots of potential going forward from this direction.

Liron Rochman: Ok that is very helpful, thanks. And regarding the ka-band can you give us some color regarding that market and the expected growth for the future.  What’s the size of the market have you are predicting now?

Amiram Levinberg: Okay, let me tell you what currently generally speaking, exists in this market. First ka-band is not just launching satellites in a new frequency band. In the past there was c-band and then came u-band.  C-band which is like 6 GHz and then u-band which is like 14 GHz and then ka-band transmission to the satellite is 30G and then receiving from satellite is 20G. But it is not just a change in the frequency as such, actually there is a new generation of satellites which is Multi Spot Beam Satellites, where you can achieve a frequency band which is much narrower beam going to and from the satellite. This generation of new satellites actually is quite optimal for unicast type of communication rather than multicast or broadcast, so it will be good, if you are in the video world, it would be good only for local to local television. But then for VSAT it is actually way more optimal then the regular, quote unquote, wide beam satellite. Currently there are a few satellites of this nature in the globe. In the US, Hughes is using such capacity and also ViaSat with Wild Blue.  In Europe there is a satellite called KA-Sat, which Eutelsat launched. By the way, there is a list of operators that are about to launch such capacity   going forward and others with smaller capacity, still narrow beam in Ka, in regular ,quote unquote, satellite --  kind of piggyback on other satellites. So there will be lot of this capacity. This capacity is optimized for VSAT, generally speaking, because it is optimized for unicast. Just to give you a sense, a heavy Multi Spot Beam Satellite is going to cost somewhere between 400-500 million dollars, as compared to a regular satellite which costs like 200-250 million dollars. This means lots of investment in capacity which should be translated into ground segments as well. So generally speaking I think that ground segments or the market for VSAT, and ground segment from a macro economic standpoint have to grow once people have invested in this kind of capacity.

Liron Rochman: Thank you very much, that’s very helpful, and last question Ari regarding the OPEX - what can you tell us maybe for next year, how do you see that?

Ari Krashin: Well obviously we have not decided yet or finalized our budget for next year, so there is not much that I can share with you at this point, but I can safely say that obviously we have put a lot of effort and it is very important for us to maintain profitability and probably even improve profitability as we go further along the way. So we are monitoring the OPEX and obviously we will build the budget for next year accordingly.

Liron Rochman: Ok guys, thank you very much, good luck.

Amiram Levinberg:  Thank you.

Operator: Before I ask Mr. Levinberg to go ahead with his closing statement I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US please call 1-888-782-4291, in Israel please call 03-9255921, internationally, please call 972-3-9255921.  Additionally, a replay of this call will also be available on the company’s website www.gilat.com. Mr. Levinberg would you like to make your concluding statement.

Amiram Levinberg: Yes.  Thank you everyone for joining us today. Good day and good-bye.